Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

        The following is a communication being mailed to shareholders.

Dear Computer Horizons Shareholder:

        You may have received proxy solicitation materials from a small group of dissident Computer Horizons Corp. (CHC) shareholders, led by Crescendo Partners II, L.P. and investor Richard L. Scott. These dissident shareholders have decided to wage a costly and disruptive proxy battle in a short-sighted attempt to block our merger with Analysts International Corporation.

        You now have the opportunity to take decisive action to protect the value of your investment in CHC. You can support your Board's efforts to build value for all shareholders by voting "FOR" each of the CHC proposals on the enclosed WHITE proxy card. Time is growing short—please act today.

REJECT THE DISSIDENT GROUP'S MISINFORMATION CAMPAIGN

        With the vote at the special meeting of shareholders now only weeks away, the dissident group has embarked upon a coordinated misinformation campaign that distorts the most basic facts about the merger and conveniently ignores its obvious benefits to our shareholders. It's time we set the record straight. The merger will enhance the value of Chimes and Federal Government segments. The dissident group erroneously claims that the merger with Analysts International would somehow divert our strategic focus from our high-margin solutions businesses, including our Chimes and Federal Government segments. The exact opposite is true. In reality, the combination will immediately double the size of our high-margin solutions business and significantly increase its growth prospects. The merger will also enhance our opportunities to grow both segments through cross-selling opportunities given the larger client base (almost double) to which Chimes can be sold once the merger is completed. It is important to note that since Chimes was introduced into the marketplace, we have had considerable success in selling the Chimes solution into CHC's existing customer base. In fact, approximately 20% of Chimes' current customers have signed contracts directly as a result of their long-term relationship with CHC. We firmly believe that a combination with Analysts International creates an even stronger platform upon which to grow our Chimes business. In addition to the cross-selling opportunities, Chimes will also benefit from an expanded sales force that will be able to market and sell the Chimes service. And the faster Chimes grows, the sooner it will achieve the size and scale necessary to operate as a stand alone entity. A combination with Analysts International will also help bolster our Federal Government practice by expanding our expertise, product and service offerings to include storage, network infrastructure, and Voice over IP (VoIP) solutions. The RGII leadership team believes that our existing government clients have considerable needs in these new areas and is confident that it will be successful in selling these new offerings to their loyal client base.

The merger will accelerate the growth of our high-margin solutions business.

        Our strategy is clearly focused on growing our solutions business. Once the merger is completed, CHC will be able to provide the full range of Analysts International's profitable and complementary solutions offerings—including infrastructure, networking and VoIP services—to CHC's existing solutions customers. Currently, many of CHC's customers purchase these offerings from our competitors. Following the merger with Analysts International, our customers will be able to buy these high-margin solutions from their dedicated and trusted CHC sales contact. Furthermore, we believe the synergies realized in this combination will restore profitability to our staffing segment, an important unit of our business due to the large number of customers who buy both services. We believe that through our new leadership position in the industry, we will greatly improve our chances of maintaining current, and securing new, positions on preferred vendor lists.

WHY IS THE DISSIDENT GROUP INTENT ON MISLEADING OUR SHAREHOLDERS?

        CHC shareholders should be aware that the dissident group has repeatedly cherry-picked certain portions of the financial analysis delivered by Citigroup Global Markets and then used these points out of their proper context. The result is an inaccurate and incomplete view of our financial advisor's fairness opinion. In particular, we believe that the dissident group is attempting to manipulate data from two different analyses—the relative contribution analysis and the discounted cash flow analysis—in a blatant attempt to mislead our shareholders for their own personal gain. It is critical for shareholders to understand that the fairness opinion delivered by Citigroup on April 12, 2005, concluded that the exchange ratio was fair, from a financial point of view, to CHC. In its attempt to confuse shareholders, the dissident group claims that nine of 12 metrics in Citigroup's relative contribution analysis favor a lower ratio. But they neglect to mention that all of the key near term profitability metrics—Year 2004 and fourth quarter 2004 EBITDA and net income—favor a higher exchange ratio.

WHAT IS THE DISSIDENT GROUP'S REALAGENDA?

        We believe that the dissident group's misinformation campaign and its overall opposition to the merger with Analysts International is just a smokescreen for their real ambition—to take control of our company by replacing our Board of Directors with their own hand-picked slate. If they are successful, the dissident group could take over your company without paying our shareholders any premium for their investment. We believe that if you peel back the veneer of their disruptive proxy campaign, you'll see what we see—a group of short-term speculators and hedge fund operators who are acting in their own self interest and are motivated by short-term gains at the expense of the long-term interests of the rest of our shareholders.

DOES THE DISSIDENT GROUP OFFER ANY CONCRETE OR VIABLE ALTERNATIVES
FOR INCREASING SHAREHOLDER VALUE?

        In their proxy materials and press releases, the dissident group peddles its rhetoric but offers nothing more than a series of vague and misguided alternatives for CHC's strategic direction. In fact, they haven't even hired a financial advisor to review any of their so-called "alternatives" for your company. They even admit, in their proxy statement that is filed with the SEC, that, "We have not obtained reports from consultants or other outside parties as to whether our suggested alternatives to the Merger proposal would have an effect on shareholder value." We believe that many of the irresponsible courses of action the dissident group is recommending could result in erosion of our client base and leave CHC in a weak and vulnerable position, resulting in a potentially significant loss of shareholder value.

OUR BOARD URGES YOU TO VOTE "FOR" THE MERGER

        The merger of CHC and Analysts International will create one of the largest IT professional services firms in the United States. Given the substantial benefits that should be realized by combining these two companies, our Board firmly believes that the proposed merger is in your best interests. Consider these key points:

  CHC shareholders will benefit from being part of a larger, stronger and more focused industry leader.

  CHC and Analysts International combined will generate more than $600 million in annual revenues (based on 2004 figures) and have more than 5,000 billable consultants. The combination significantly expands CHC's geographic footprint, creating a professional services provider with 50 offices in the United States (covering 28 states), Canada, the United Kingdom, and India, while generating considerable cross-selling and new business opportunities.

  CHC's business strategy has remained clear and consistent—and will only be strengthened by the merger with Analysts.

  The proposed merger is in line with the strategic priorities we have been pursuing consistently over the past several years. By combining with Analysts International, CHC will be better positioned to pursue our core business strategy, which includes investing in, and growing, the high-margin solutions business, particularly Chimes and the Federal Government practice. The merger will nearly double the size of our solutions business, while enabling us to achieve critical mass in our staffing business, thereby better positioning us for growth and profitability in a competitive market.

  The merger consideration is fair to CHC shareholders.

  The Board believes that the terms of the transaction represent enhanced value and optimal timing for CHC shareholders. Citigroup Global Markets, one of the world's leading financial advisors, provided an opinion on April 12, 2005, that the exchange ratio of 1.15 shares of CHC common stock for each share of Analysts International common stock was fair, from a financial point of view, to CHC.

THE CHC BOARD IS ACTING IN YOUR BEST INTERESTS

        Consistent with its fiduciary duties, our Board has continuously conducted an ongoing review of strategic alternatives for CHC, including remaining an independent company and considering other potential mergers partners. The Board has now come to the conclusion that if CHC were to continue as a relatively small independent company, it would face significant risks and challenges in a highly competitive industry that is increasingly dominated by large national and international competitors. The Board considered a number of potential merger partners and concluded that Analysts International was the best candidate—the one partner that best complements CHC in terms of services and client base, and the one that was most compatible in terms of business mix.

        We have not sought this confrontation with the dissident group and we stand firm in our belief that the proposed merger with Analysts International is in the best interests of all shareholders. We believe that the dissident group is comprised of short-term speculators and hedge fund operators who have limited knowledge of, or experience in, CHC's business. And given their lack of vision for CHC's future, shareholders should seriously question whether maximizing value for all shareholders is really part of their agenda.

        Your Board believes that the merger with Analysts International presents CHC shareholders with a unique opportunity and unanimously recommends that you vote "FOR" the merger. Your vote is IMPORTANT. Whether or not you plan to attend the Special Meeting of Shareholders, please sign, date and return the enclosed WHITE proxy card. A postage-paid envelope is provided for your convenience.

We thank you for your continued support.

Sincerely,

Earl Mason Chairman of the Board	William J. Murphy President and CEO

Sign, date and return the WHITE proxy card today.

Important

1.
Regardless of how many shares you own, your vote is very important. Please sign, date and mail the enclosed WHITE proxy card.

  Please vote each WHITE proxy card you receive since each account must be voted separately. Only your latest dated proxy counts.

2.
We urge you NOT to sign any Green proxy card sent to you by the Dissident Group.

3.
Even if you have sent a Green proxy card to the Dissident Group, you have every right to change your vote. You may revoke that proxy, and vote as recommended by the Board of Directors by signing, dating and mailing the enclosed WHITE proxy card in the enclosed envelope.

4.
If your shares are held in the name of a bank, broker or other nominee, please direct the party responsible for your account to vote the WHITE proxy card as recommended by the Board of Directors.

If you have any questions on how to vote your shares, please call our proxy solicitor:

MORROW & CO. at (800) 662 - 5200.

        This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements included in this communication are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

        Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation have filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

        Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com